SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 16, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------------                             -----------------
CUSIP No. 629519109                                            Page 2 of 7 Pages
----------------------------------                             -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                 I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------------                             -----------------
CUSIP No. 629519109                                            Page 3 of 7 Pages
----------------------------------                             -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,724,100
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,724,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,724,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------------                             -----------------
CUSIP No. 629519109                                            Page 4 of 7 Pages
----------------------------------                             -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 8 (the "Amendment") amends the Schedule 13D filed on April 17, 2006 (together with Amendment No. 1 thereto previously filed on April 27, 2006, Amendment No. 2 thereto previously filed on June 15, 2006, Amendment No. 3 thereto previously filed on August 16, 2006, Amendment No. 4 thereto previously filed on September 5, 2006, Amendment No. 5 thereto previously filed on September 14, 2006, Amendment No. 6 thereto previously filed on September 26, 2006 and Amendment No. 7 thereto previously filed on October 4, 2006, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.10 per share, of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.


Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On October 16, 2006, the Reporting Persons sent a letter to the Board of Directors in response to the Company's announcement of the sale of its PhosLo product and the subsequent conference call conducted by the Company.

     A copy of the letter to the company is filed herewith as Exhibit 99.1 and is incorporated herein by reference in its entirety.

                                     * * * *

     In connection with the consent solicitation, Third Point LLC and certain of its affiliates intend to file a consent statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company with respect to the removal of Mr. McLain and possibly one or more other directors from the Board of Directors. THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH CONSENT SOLICITATION. SUCH CONSENT STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such consent solicitation by Third Point LLC: Third Point LLC, Mr. Loeb, Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Partners Qualified LP and Lyxor/Third Point Fund Limited. Certain of these persons hold direct or indirect interests as follows: Third Point LLC may be deemed to beneficially own 5,750,000 shares of Common Stock; Mr. Daniel Loeb may be deemed to own 5,750,000 shares of Common Stock; Third Point Offshore Fund, Ltd. may be deemed to beneficially own 3,724,100 shares of Common Stock; Third Point Ultra Ltd. may be deemed to beneficially own 614,300 shares of Common Stock; Third Point Partners LP may be deemed to beneficially own 585,300 shares of Common Stock; Third Point Partners Qualified LP may be deemed to beneficially own 459,100 shares of Common Stock; and Lyxor/Third Point Fund Limited may be deemed to beneficially own 367,200 shares of Common Stock.



Item 7.  Material to be Filed as Exhibits.

     99.1 Letter, dated October 16, 2006, from the Management Company to the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 16, 2006


                                             THIRD POINT LLC



                                             By: /s/ Daniel S. Loeb
                                                 -------------------------------
                                                 Name:   Daniel S. Loeb
                                                 Title:  Chief Executive Officer



                                             THIRD POINT OFFSHORE FUND, LTD.



                                             By: /s/ Daniel S. Loeb
                                                 -------------------------------
                                                 Name:   Daniel S. Loeb
                                                 Title:  Director





                                             /s/ Daniel S. Loeb
                                             -----------------------------------
                                             Daniel S. Loeb



               [SIGNATURE PAGE TO AMENDMENT NO. 8 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]